Li-Cycle Holdings Corp.

2351 Royal Windsor Drive, Unit 10

Mississauga, ON L5J 4S7

July 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja Majmudar

Kevin Dougherty

Lily Dang

Mark Wojciechowski

Re: Li-Cycle Holdings Corp.

Registration Statement on Form F-4, as amended

File No. 333-254843

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Li-Cycle Holdings Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3630 or Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ajay Kochhar
Ajay Kochhar
Chief Executive Officer and Director